02 SEP 20 AM 9:45

FAX DATE: 2002-09-20	PAGES: 4 including this page
TO: **Ms Kung**	FAX No.: 00 1 202 942 96 24
COMPANY: Security and Exchange Commission	
FROM: Martine Marique	
FAX No.: 00 32 2 639 19 17	DIRECT PHONE: 00 32 2 639 18 31
SUBJECT: our latest press release	
☐ URGENT	☐ PLEASE REPLY

MMa/JoV 2002-185

Dear Ms Kung,

82-4785

Please find our press release of 12th September 2002.

With kind regards,

SUPPL

Jo Verspecht
Secretary

Martine Marique
Manager Corporate Financial Services

PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

dlw 9/23

TESSENDERLO CHEMIE INTERNATIONAL NV/SA

Troonstraat, Rue du Trône 130, B-1050 Brussels, Belgium,
Phone +32 2 639 18 11, Fax +32 2 639 17 02, Telex 236 19 – prolim b
HR Brussel 487 670 RC Bruxelles, BTW BE 432 184 688 TVA, Courts of Brussels
Website http://www.tessenderlogroup.com, E-mail tcgroup@tessenderlo.com

TESSENDERLO GROUP

Brussels, September 12th, 2002 Embargo till 12.09.2002 – 5.40 pm local time

PRESS RELEASE

Tessenderlo Group: results of the 1st half of 2002

- *Net result of the group increased by 3.8%*
- *Steady turnover (+ 0.76%)*
- *Net cash flow has gone up by 8.24%*
- *Recovery of PVC should continue*

The **turnover** of the first half of 2002 amounted to 963.11 million EUR, i.e. an increase of 0.76 % compared to the same period of last year.

The **net result** of the group went from 32.59 to 33.83 million EUR, an improvement of 3.80 % compared to the first six months of the financial year 2001.

The **net cash flow** increased by 8.24 %, going from 81.39 to 88.10 million EUR at the end of June 2002.

The **second quarter** of 2002 records only a slight improvement compared to the second quarter of 2001, which had benefited from a more substantial rise in the price of the PVC than has been seen this year.

Consolidated results* in € = million EUR						
	2nd quarter		#	1st half-year		#
	2002	2001	in %	2002	2001	in %
Turnover	€ 478,11	€ 504,07	- 5,15%	€ 963,11	€ 955,87	0,76%
Operating results	€ 36,67	€ 34,70	5,68%	€ 56,87	€ 55,10	3,21%
Financial results	€ - 3,79	€ - 4,03		€ - 6,59	€ - 8,43	
Gross ordinary result	€ 32,88	€ 30,67	7,21%	€ 50,28	€ 46,67	7.74%
Exceptional result	€ - 1,12	€ - 0,21		€ - 1,32	€ - 0,61	
Result before taxes	€ 31,76	€ 30,46	4,27%	€ 48,96	€ 46,06	6,30%
Taxes	€ 8,62	€ 7,92		€13,22	€ 12,05	
Net result	€ 23,14	€ 22,54	2,66%	€ 35,74	€ 34,01	5,10%
Result share of third parties	€ 1,01	€ 0,95		€ 1,91	€ 1,42	
Result share of the group	€ 22,13	€ 21,59	2,50%	€ 33,83	€ 32,59	3,80%
Net cash flow	€ 53,60	€ 47,39	13,10%	€ 88,10	€ 81,39	8,24%

* non audited figures

The **inorganic chemicals** division saw its turnover remain at the previous year's level. The sharp reduction in prices of caustic soda was largely offset by an increase in the volumes of potassium sulphate and dicalcium phosphate. The activity in the United States also significantly improved. The overall results of the division are improving.

The volume of gelatin sales in the **natural organic products** division advanced compared to the first half of 2001, the second quarter having regained the volumes of preceding years; on the other hand, prices are falling. The result remains virtually equal to that of last year.
The volume of the activities of collecting and treating by-products of animal origin is practically the same as those of the previous year. The results, on the other hand, are lower at the end of June 2002, due to the decline of the indemnisations.

In **fine chemicals** activity was relatively sustained, both in the specialties and in the intermediates for pharmacy. So far, the acquisitions of 2001 have contributed the expected synergies; the results of the division have sharply improved compared to the same period of last year.

PVC, which began the year very poorly, continuing the trend at the end of 2001, has seen its sale price gradually recover since February 2002; positive margins were finally attained during the course of the second quarter. However, at the end of June 2002, the operating results are still below those of June 2001.

The result of **plastics converting** is in line with that of the first quarter, and thus sharply improved compared to the same period of last year. This derives essentially from the profiles activity, and notably from the growth of the English subsidiaries; the tube activity remains at the level of the 2001 figures.

For the second part of the year, we do not expect any great changes in these major trends, which moreover have been confirmed during the summer months. In particular, the recovery of PVC should continue in the coming months, and thus mark a clear improvement compared to the previous year for this business line. Thus, for the second half-year we expect to record progress in our overall results which will be even more substantial than that of the first.

Tessenderlo Group is an international chemicals group with over 112 branches in 22 countries. Around 8,000 people work for the group, 2,500 of whom are located in Belgium. The company's consolidated turnover totalled 1,890 million EUR in 2001, from its five main areas of activity (inorganic chemicals, fine chemicals, PVC, plastics converting, natural organic products).
The group is a European or world leader in most of its product areas.
Tessenderlo Chemie NV is listed on the Brussels stock exchange and is part of BEL 20 and NextPrime.

For further information, please contact:

Mr. Christian VREBOSCH, Finance Director, ☎ +32 2 639 18 87
Mrs. Geert DUSAR, Manager Corporate Communication ☎ +32 474 99 38 19
Website http://www.tessenderlogroup.com
rue du Trône 130 - 1050 Brussels

Note for editorial board: financial agenda

- Results at 30.09.2002	7 November 2002
- Results at 31.12.2002	11 March 2003
- Results at 31 March 2003	24 April 2003
- General assembly	3 June 2003